Exhibit 99.23

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F, and the documents incorporated by reference therein, of Silvercorp Metals Inc. for the fiscal year ended March 31, 2025, and any amendments thereto (the “40-F”), to be filed with the United States Securities and Exchange Commission (the “SEC”), and the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis (the “MD&A”) for the year then ended, which are filed as exhibits to and incorporated by reference in the 40-F.

I hereby consent to the use of my name and references to, and the information derived from:

Scientific and technical information contained in, or incorporated by reference in the 40-F, the AIF and the MD&A.

/s/ Guoliang Ma
Guoliang Ma, P.Geo.
June 5, 2025